December 12, 2019

Ling Cheng
Chief Financial Officer
Dongfang City Holding Group Co. Ltd.
14 Wall Street, 20 FL, Suite 2052
New York, New York 10005

       Re: Dongfang City Holding Group Co. Ltd.
           Registration Statement on Form 10-12G
           Filed November 18, 2019
           File No. 000-56120

Dear Ms. Cheng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

Business
Organization and Business Operations, page 1

1. We note the reference to ecotourism. Please revise the disclosure to indicate whether you will be limiting your target search to companies involved in ecotourism. Available Information about the Company4, page 4

2. Please clarify the reference to the website www.cambridgetrust.com. Properties, page 12

3. The disclosure indicates that the company entered into a sublease with TroyEstate LLC and Regus for $12,000 per year. Note 3 to the financial statements indicates that "[t]he
      Company neither owns nor leases any real or personal property" and "office services are
 Ling Cheng
Dongfang City Holding Group Co. Ltd.
December 12, 2019
Page 2
      provided without charge by the president." Please reconcile the disclosure.
Directors and Executive Officers, page 13

4. Please disclose the principal businesses of the entities that previously employed your chief executive and chief financial officers. See Item 401(e) of Regulation
S-K.
Director Independence, page 15

5.    Please identify your two independent directors.
Financial Statements, page F-1

6. We note the development stage disclosures on the face of the financial statements and the reference to SFAS 7 in the footnotes. Please note that SFAS 7 was superseded by ASC
      915. Accordingly, please revise the financial statements to comply with the requirements of ASC 915. Refer, also, to Accounting Standards Update No. 2014-10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameLing Cheng
                                                            Division of
Corporation Finance
Comapany NameDongfang City Holding Group Co. Ltd.
                                                            Office of Real
Estate & Construction
December 12, 2019 Page 2
cc:       Arila Zhou
FirstName LastName